UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of May, 2012

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒                        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: May 9, 2012	By:	/s/ Bernard J. Pitz
Bernard J. Pitz, Chief Financial Officer

Intertape Polymer Group Reports First Quarter 2012

Adjusted EBITDA of $20.8 million increased 73.3% over last year

MONTREAL, QUEBEC and BRADENTON, FLORIDA - May 9, 2012 - Intertape Polymer Group Inc. (TSX:ITP) (“Intertape” or the “Company”) today released results for the first quarter 2012. All dollar amounts are US denominated unless otherwise indicated.

First Quarter 2012 Highlights:

•	Revenue increased 3.3% over last year to $198.9 million

•	Gross margin increased to 16.5% from 12.4% last year

•	Adjusted EBITDA increased 73.3% to $20.8 million

•	Cash flows from operating activities before changes in working capital increased 78.8% to $20.1 million

•	At quarter-end, cash and loan availability was $81.5 million

“Our positive results for the first quarter of 2012 reflect a combination of external and internal factors. We benefited from a better pricing environment and from several internal initiatives we have highlighted in prior quarters. These initiatives included a continued emphasis on selling higher-margin products, reducing manufacturing costs, and employing a pricing optimization process,” stated Intertape President and Chief Executive Officer, Greg Yull.

“Revenue growth was tempered by the closure of our Brantford facility in the second quarter of 2011, and the Company’s progress toward reducing sales of low-margin products resulted in lower sales volume. With a clear emphasis on improving gross margin, we remain focused on our internal initiatives,” added Mr. Yull.

First quarter revenue increased 3.3% to $198.9 million, compared to $192.6 million in 2011 and was higher by 8.7% sequentially from $183.0 million for the fourth quarter of 2011.

Sales volume decreased approximately 11% compared to the first quarter of 2011 and increased approximately 7% compared to the fourth quarter of 2011. The sales volume decrease in the first quarter of 2012 compared to the first quarter of 2011 is approximately 7% after adjusting for the closure of the Brantford facility. The adjusted sales volume decrease was primarily due to reduced sales of low-margin products partially offset by an increase in volume for all other products. The sales volume increase compared to the fourth quarter of 2011 was primarily due to seasonal demand.

Selling prices, including the impact of product mix, increased approximately 13% in the first quarter of 2012 compared to the first quarter of 2011 after adjusting for the closure of the Brantford facility. An improved pricing environment that began in the second quarter of 2011 was the primary reason for the increase. Selling prices, including the impact of favourable product mix, increased approximately 2% in the first quarter of 2012 compared to the fourth quarter of 2011.

Gross profit totalled $32.9 million in the first quarter of 2012, an increase of 38.2% from the first quarter of 2011 and an increase of 19.2% from the fourth quarter of 2011. Gross margin was 16.5% in the first quarter of 2012, 12.4% for the same period in 2011, and 15.1% in the fourth quarter of 2011. As compared to the first quarter of 2011, gross profit increased primarily due to higher selling prices, improved product mix and manufacturing cost reductions partially offset by lower sales volume. Selling prices increased more than both conversion cost and raw material cost increases, however the spread between selling prices and raw material costs is still compressed when compared to periods prior to 2010. As compared to the fourth quarter of 2011, gross profit increased primarily due to higher selling prices, improved product mix and increased sales volume.

Selling, general and administrative expenses (“SG&A”) remained stable at $18.4 million for the first quarter of 2012, the first quarter of 2011, and also for the fourth quarter of 2011. As a percentage of revenue, SG&A expenses were 9.2%, 9.6% and 10.1% for the first quarter of 2012, the first quarter of 2011 and the fourth quarter of 2011, respectively.

Adjusted EBITDA was $20.8 million for the first quarter of 2012, $12.0 million for the first quarter of 2011 and $15.5 million for the fourth quarter of 2011. The increase in adjusted EBITDA in the first quarter of 2012 as compared to both the first quarter of 2011 and the fourth quarter of 2011 is primarily due to higher revenue and gross margin.

Adjusted net earnings were $8.7 million for the first quarter of 2012 as compared to an adjusted net loss of less than $0.1 million for the first quarter of 2011 and adjusted net earnings of $2.7 million for the fourth quarter of 2011. The increase in the first quarter of 2012 as compared to both the first quarter of 2011 and the fourth quarter of 2011 is primarily due to higher revenue, higher gross margin, and a lower effective tax rate in the first quarter of 2012.

Adjusted fully diluted earnings per share for the first quarter of 2012 was $0.14 compared with a loss per share of less than $0.01 for the same period last year and adjusted earnings per share of $0.05 for the fourth quarter of 2011

EBITDA, adjusted EBITDA, adjusted net earnings (loss) and adjusted earnings (loss) per share are not generally accepted accounting principle (“GAAP”) measures. Whenever Intertape uses such non-GAAP measures, it will provide a reconciliation of non-GAAP financial measures to the most closely applicable GAAP financial measure. Investors and other readers are encouraged to review the related GAAP financial measures and the reconciliation of non-GAAP measures to their most closely applicable GAAP measure set forth below and should consider non-GAAP measures only as a supplement to, not as a substitute for or as a superior measure to, measures of financial performance prepared in accordance with GAAP.

The Company generated cash flows from operating activities before changes in working capital items for the first quarter of $20.1 million compared to $11.2 million in the same period last year and $14.9 million in the fourth quarter of 2011. The increase in cash flows from operations before changes in working capital for the first quarter of 2012 compared to both the first quarter of 2011 and the fourth quarter of 2011 is primarily due to increased gross profit in the first quarter of 2012.

During the first quarter of 2012, total indebtedness increased by $4.8 million from the fourth quarter of 2011 due to working capital requirements and the $5.0 million semi-annual interest payment related to the senior subordinated notes. As of March 31, 2012, the Company had cash and loan availability under its Asset-based loan facility (“ABL”) totalling $81.5 million. As of May 8, 2012, the Company had cash and loan availability under its ABL exceeding $84 million.

Outlook

The Company anticipates that revenue, gross margin and adjusted EBITDA in the second quarter of 2012 will be similar to the first quarter of 2012. Cash flows from operations in the second quarter of 2012 are expected to be higher than the first quarter of 2012 mainly due to an anticipated decrease in working capital requirements. While total debt increased modestly on a sequential basis due to typical first quarter working capital requirements and the semi-annual interest payment on the Senior Subordinated Notes, total debt at the end of the second quarter of 2012 is expected to be lower than it was at the end of fiscal year 2011 due to the expected increase in cash flows from operations.

“Clearly, we started 2012 on a high note and we will continue on our path of de-leveraging the balance sheet in the second quarter and executing on our internal initiatives to improve product mix and lower manufacturing costs,” concluded Mr. Yull.

EBITDA

A reconciliation of the Company’s EBITDA, a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the EBITDA reconciliation table below. EBITDA should not be construed as earnings (loss) before income taxes, net earnings (loss) or cash flows from operating activities as determined by GAAP. The Company defines EBITDA as net earnings (loss) before (i) income taxes (recovery); (ii) interest and other (income) expense; (iii) refinancing expense, net of amortization; (iv) amortization of debt issue expenses; (v) amortization of intangible assets; and (vi) depreciation of property, plant and equipment. Adjusted EBITDA is defined as EBITDA before (i) manufacturing facility closures, restructuring and other charges; (ii) stock-based compensation expense; (iii) impairment of goodwill; (iv) impairment of long-lived assets and other assets; (v) write-down on assets classified as held-for-sale; and (vi) other items as disclosed. The terms “EBITDA” and “adjusted EBITDA” do not have any standardized meanings prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other issuers. EBITDA and adjusted EBITDA are not measurements of financial performance under GAAP and should not be considered as alternatives to cash flows from operating activities or as alternatives to net earnings (loss) as indicators of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included these non-GAAP financial measures because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, EBITDA and adjusted EBITDA are used by Management and the Company’s lenders in evaluating the Company’s performance.

EBITDA and ADJUSTED EBITDA RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars)
(Unaudited)
	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2012	2011	2011
	$	$	$
Net earnings (loss)	8.2	(0.0)	2.3
Add back: Interest and other (income) expense	3.8	3.8	4.1
Income taxes	0.5	0.3	0.8
Depreciation and amortization	7.6	7.8	7.7
EBITDA	20.1	11.8	14.9
Manufacturing facility closures, restructuring and other charges	0.5	0.0	0.4
Stock-based compensation expense	0.1	0.1	0.2
Adjusted EBITDA	20.8	12.0	15.5

Adjusted Net Earnings (Loss)

A reconciliation of the Company’s adjusted net earnings (loss), a non-GAAP financial measure, to GAAP net earnings (loss) is set out in the adjusted net earnings (loss) reconciliation table below. Adjusted net earnings (loss) should not be construed as net earnings (loss) as determined by GAAP. The Company defines adjusted net earnings (loss) as net earnings (loss) before (i) manufacturing facility closures, restructuring, and other charges; and (ii) other items as disclosed. The term “adjusted net earnings (loss)” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted net earnings (loss) is not a measurement of financial performance under GAAP and should not be considered as an alternative to net earnings (loss) as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted net earnings (loss) is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

Adjusted earnings (loss) per share is also presented in the following table. Adjusted earnings (loss) per share is a non-GAAP financial measure. Adjusted earnings (loss) per share should not be construed as earnings (loss) per share as determined by GAAP. The Company defines adjusted earnings (loss) per share as adjusted net earnings (loss) divided by the weighted average number of common shares outstanding, both basic and diluted. The term “adjusted earnings (loss) per share” does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other issuers. Adjusted earnings (loss) per share is not a measurement of financial performance under GAAP and should not be considered as an alternative to earnings (loss) per share as an indicator of the Company’s operating performance or any other measures of performance derived in accordance with GAAP. The Company has included this non-GAAP financial measure because it believes that it permits investors to make a more meaningful comparison of the Company’s performance between periods presented. In addition, adjusted earnings (loss) per share is used by Management in evaluating the Company’s performance because it believes it provides a more accurate indicator of the Company’s performance.

ADJUSTED NET EARNINGS (LOSS) RECONCILIATION TO NET EARNINGS (LOSS)

(in millions of US dollars except per share amounts and share numbers)
(Unaudited)
	Three months ended
	Mar 31,	Mar 31,	Dec 31,
	2012	2011	2011
	$	$	$
Net earnings (loss)	8.2	(0.0)	2.3
Add back: Manufacturing facility closures, restructuring, and other charges; net of nil income taxes	0.5	0.0	0.4
Adjusted net earnings (loss)	8.7	(0.0)	2.7

Earnings (loss) per share
Basic	0.14	(0.00)	0.04
Diluted	0.14	(0.00)	0.04

Adjusted earnings (loss) per share
Basic	0.15	(0.00)	0.05
Diluted	0.14	(0.00)	0.05
Weighted average number of common shares outstanding
Basic	58,961,050	58,961,050	58,961,050
Diluted	60,156,176	58,961,050	59,526,474

Conference Call

A conference call to discuss Intertape’s 2012 first quarter results will be held May 9, 2012, at 10 A.M. Eastern Time. Participants may dial 800-734-8507 (U.S. and Canada) and 212-231-2930 (International).

You may access a replay of the call by dialing 800-633-8284 (U.S. and Canada) or 1-402-977-9140 (International) and entering the Access Code 21589946. The recording will be available from May 9, 2012 at 12:00 P.M. until June 9, 2012 at 11:59 P.M. Eastern Time.

About Intertape Polymer Group Inc.

Intertape Polymer Group Inc. is a recognized leader in the development, manufacture and sale of a variety of paper and film based pressure sensitive and water activated tapes, specialized polyolefin films, woven fabrics and complementary packaging systems for industrial and retail use. Headquartered in Montreal, Quebec and Bradenton, Florida, the Company employs approximately 1,800 employees with operations in 19 locations, including 12 manufacturing facilities in North America and one in Europe.

Safe Harbor Statement

Certain statements and information included in this press release constitute forward-looking information within the meaning of applicable Canadian securities legislation and the United States Federal Private Securities Litigation Reform Act of 1995. Forward-looking statements may relate to the Company’s future outlook and anticipated events, the Company’s business, its operations, financial condition or results. Particularly, statements about the Company’s objectives and strategies to achieve those objectives are forward looking statements. While these statements are based on certain factors and assumptions which Management considers to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied in such forward-looking statements. The risks include, but are not limited to, the factors contained in the Company’s filings with the Canadian securities regulators and the US Securities and Exchange Commission. While the Company may elect to, it is under no obligation (and expressly disclaims any such obligation) and does not undertake to update or alter this information at any particular time.

FOR FURTHER INFORMATION PLEASE CONTACT:

MaisonBrison Communications

Rick Leckner/Pierre Boucher

514-731-0000

Intertape Polymer Group Inc.

Consolidated Earnings (Loss)

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,

	2012	2011

	$	$
Revenue	198,912	192,620
Cost of sales	166,000	168,813

Gross profit	32,912	23,807

Selling, general and administrative expenses	18,373	18,406
Research expenses	1,519	1,373

	19,892	19,779

Operating profit before manufacturing facility closures, restructuring and other charges	13,020	4,028

Manufacturing facility closures, restructuring and other charges	546	3

Operating profit	12,474	4,025

Finance costs
Interest	3,355	3,791
Other expense	473	2

	3,828	3,793

Earnings before income taxes (recovery)	8,646	232
Income taxes (recovery)
Current	493	82
Deferred	(20)	191

	473	273

Net earnings (loss)	8,173	(41)

Earning (loss) per share
Basic	0.14	(0.00)

Diluted	0.14	(0.00)

Intertape Polymer Group Inc.

Consolidated Comprehensive Income

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,

	2012	2011

	$	$
Net earnings (loss)	8,173	(41)

Other comprehensive income (loss)
Changes in fair value of interest rate swap agreements, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2011)	—	(15)
Settlements of interest rate swap agreements, transferred to earnings (net of income taxes of nil, nil in 2011)	—	309
Changes in fair value of forward foreign exchange rate contracts, designated as cash flow hedges (net of deferred income taxes of nil, nil in 2011)	338	892
Settlements of forward foreign exchange rate contracts, transferred to earnings (net of income taxes of nil, nil in 2011)	199	(278)
Gain on forward foreign exchange rate contracts recorded in consolidated earnings pursuant to recognition of the hedged item in cost of sales upon discontinuance of the related hedging relationships (net of income taxes of nil, nil in 2011)	—	(189)

Change in cumulative translation difference	1,838	3,207

Other comprehensive income	2,375	3,926

Comprehensive income for the period	10,548	3,885

Intertape Polymer Group Inc.

Consolidated Cash Flows

Periods ended March 31,

(In thousands of US dollars)

(Unaudited)

	Three months ended
	March 31,

	2012	2011

	$	$
OPERATING ACTIVITIES
Net earnings (loss)	8,173	(41)
Adjustments to net earnings (loss)
Depreciation and amortization	7,588	8,098
Income tax expense	473	273
Interest expense	3,355	3,504
Charges in connection with manufacturing facility closures, restructuring and other charges	386	3
Write-down of inventories, net	26	82
Stock-based compensation expense	143	144
Pension and post-retirement benefits expense	251	215
(Gain) loss on foreign exchange	232	(196)
Other adjustments for non cash items	200	8
Income taxes paid, net	(1)	(43)
Contributions to defined benefit plans	(771)	(829)

Cash flows from operating activities before changes in working capital items	20,055	11,218

Changes in working capital items
Trade receivables	(10,609)	(9,872)
Inventories	(4,146)	(14,381)
Parts and supplies	(305)	(341)
Other current assets	2,463	(622)
Accounts payable and accrued liabilities	(217)	3,903
Provisions	(459)	—

	(13,273)	(21,313)

Cash flows from operating activities	6,782	(10,095)

INVESTING ACTIVITIES

Proceeds (payments) on the settlements of forward foreign exchange rate contracts	(200)	263
Purchase of property, plant and equipment	(4,732)	(2,786)
Proceeds from disposals of property, plant and equipment and other assets	20	—
Restricted cash and other assets	(28)	5,316
Purchase of intangible assets	(7)	(80)

Cash flows from investing activities	(4,947)	2,713

FINANCING ACTIVITIES
Proceeds from long-term debt	20,626	17,038
Repayment of long-term debt	(14,605)	(4,237)
Payments of debt issue costs	(1,447)	—
Interest paid	(5,677)	(6,007)

Cash flows from financing activities	(1,103)	6,794

Net increase (decrease) in cash and cash equivalents	732	(588)
Effect of exchange differences on cash and cash equivalents	111	(41)
Cash and cash equivalents, beginning of period	4,345	3,968

Cash and cash equivalents, end of period	5,188	3,339

Intertape Polymer Group Inc.

Consolidated Balance Sheets

As at

(In thousands of US dollars)

(Unaudited)

	March 31, 2012 (Unaudited)	December 31, 2011 (Audited)

	$	$
ASSETS
Current assets
Cash and cash equivalents	5,188	4,345
Trade receivables	94,022	82,622
Other receivables	3,216	4,870
Inventories	95,349	90,709
Parts and supplies	14,942	14,596
Prepaid expenses	5,722	6,581
Derivative financial instruments	524	—

	218,963	203,723
Property, plant and equipment	201,549	203,648
Other assets	2,754	2,726
Intangible assets	2,961	3,137
Deferred tax assets	34,107	33,489

Total Assets	460,334	446,723

LIABILITIES
Current liabilities
Accounts payable and accrued liabilities	72,922	73,998
Provisions	1,641	1,913
Derivative financial instruments	—	13
Installments on long-term debt	2,996	3,147

	77,559	79,071
Long-term debt	196,088	191,142
Pension and post-retirement benefits	36,933	37,320
Provisions	1,885	2,012

	312,465	309,545

SHAREHOLDERS’ EQUITY
Capital stock	348,148	348,148
Contributed surplus	16,754	16,611
Deficit	(220,601)	(228,774)
Accumulated other comprehensive income	3,568	1,193

	147,869	137,178

Total Liabilities and Shareholders’ Equity	460,334	446,723